DWS INVESTMENTS
STRUCTURED NOTES
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RESHAPING INVESTING. DWS INVESTMENTS Deutsche Bank Group

Basket Linked Capped Buffered Underlying Securities (BUyS)

Global Equities ▪ Bullish ▪ Short Term Investment

Indicative Terms as of February 26, 2009

CUSIP:	2515A0 A 37
Issuer:	Deutsche Bank AG, London Branch
Rating[1]:	Moody's Aa1 / S&P A+
Maturity / Tenor:	15 Months
Basket:	S&P 500® Index, S&P MidCap 400® Index, Russell 2000® Index and iShares® MSCI EAFE® Index Fund each a Basket Component and, collectively, the Basket Components
Initial Basket Level:	100
Final Basket Level:	100 x [1 + (S&P 500 Return x 40.00%) + (S&P MidCap 400 Return x 25.00%) + (Russell 2000 Return x 25.00%) + (MSCI EAFE Return x 10.00%)], where S&P 500 Return, S&P MidCap 400 Return, Russell 2000 Return, and iShares MSCI EAFE Fund Return are each the performance of the respective Basket Components, expressed as a percentage, from the respective component closing level on the Trade Date to the respective component closing level on the Final Valuation Date.
Basket Return:	(Final Basket Level – Initial Basket Level) / Initial Basket Level (subject to the Basket Return Cap)
Share Adjustment Factor:	As pertaining to the iShares® MSCI EAFE® Index Fund, initially 1.0, subject to adjustment for anti-dilution events
Participation Rate:	150%
Basket Return Cap:	13.00% - 15.90% (TBD on Trade Date)
Maximum Return:	19.50% - 23.85% (TBD on Trade Date)
Buffer Level:	15% of the Initial Basket Level (first 15% depreciation of the Basket is fully protected)
Payment at Maturity:	If the Final Basket Level: (a) is greater than or equal to the Initial Basket Level, subject to the Maximum Return, the Payment at Maturity will be $1,000 + ($1,000 x Basket Return x Participation Rate); OR (b) is less than the Initial Basket Level, and such decline is equal to or less than the Buffer Level, the Payment at Maturity will be $1,000; OR (c) is less than the Initial Basket Level, and such decline is greater than the Buffer Level, the Payment at Maturity will be $1,000 + [$1,000 x (Basket Return + Buffer Level)].
Discounts and Commissions:	The Agents will not receive a commission in connection with the sales of the BUyS. Deutsche Bank Securities Inc. may pay referral fees to other broker-dealers of up to 0.50% or $5.00 per $1,000 face amount. Deutsche Bank Securities Inc. may pay custodial fees to other broker-dealers of up to 0.25% or $2.50 per $1,000 face amount. The Issuer will reimburse Deutsche Bank Securities Inc. for such fees.
Agents:	Deutsche Bank Securities Inc. and Deutsche Bank Trust Company Americas

Best Case Scenario at Maturity

If the Basket Return is positive, investors will receive 150% of the performance of the Basket Return at maturity, subject to a Basket Return Cap of between 13.00% and 15.90% (TBD on Trade Date) for a Maximum Return of 19.50% and 23.85% (TBD on Trade Date).

Worst Case Scenario at Maturity

If the Final Basket Level is lower than the Initial Basket Level by more than the Buffer Level, an investment in the BUyS will decline by 1% for every 1% decline in the Basket beyond the Buffer Level. Subject to the credit of the Issuer, the maximum loss at maturity on an investment is 85%.

Benefits

- Global equity exposure
- Leveraged participation if the Basket Return is positive and protection for the first 15% of depreciation if the Basket Return is negative
- BUyS will outperform the Basket at maturity if the Final Basket Level is below the Initial Basket Level

Risks

- Because BUyS do not offer full principal protection of your initial investment and the return of the BUyS is linked to the weighted performance of the Basket Components, you may lose up to 85% of your initial investment
- Return on the BUyS is limited by the Basket Return Cap, and investors will not benefit from any appreciation of the Basket beyond the Basket Return Cap
- Basket Components expose you to various risks including exchange rate risk and foreign markets risks, and your anti-dilution protection for changes to the iShares® MSCI EAFE® Index Fund is limited
- An investment in BUyS is subject to the credit of the Issuer

Important Dates

Offering Period:	March 2 - March 26, 2009
Trade Date:	March 26, 2009
Settlement Date:	March 31, 2009
Final Valuation Date:	June 25, 2010
Maturity Date:	June 30, 2010 (15 Months)

ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-137902
Dated February 26, 2009 R-6034-1 [08/08]

NOT FDIC / NCUA INSURED OR GUARANTEED
MAY LOSE VALUE * NO BANK GUARANTEE
NOT A DEPOSIT
NOT INSURED BY ANY FEDERAL GOVERNMENT AGENCY

[1] As of February 26, 2009. A credit rating is not a recommendation to buy, sell or hold the BUyS and may be subject to revision or withdrawal at any time by the assigning rating agency. Each credit rating should be evaluated independently of any other credit rating. Any rating assigned to notes issued under Deutsche Bank AG's Global Notes Program, Series A does not enhance, affect or address the likely performance of the BUyS other than the ability of the Issuer to meet its obligations.

DWS Structured Products 1.866.637.9185 www.dws-sp.com

Capped BUyS Fact Sheet
DWS Structured Products

Return Scenarios at Maturity (Assumes a Buffer Level of 15%, a Participation Rate of 150% and a Basket Return Cap of 14.45%)
Change in Basket Indices (%)	Basket Return (%)	BUyS Return (%)	Payment at Maturity (per $1,000 invested)
-40.00%	-40.00%	-25.00%	$750.00
-30.00%	-30.00%	-15.00%	$850.00
-15.00%	-15.00%	0.00%	$1,000.00
-5.00%	-5.00%	0.00%	$1,000.00
0.00%	0.00%	0.00%	$1,000.00
5.00%	5.00%	7.50%	$1,075.00
10.00%	10.00%	15.00%	$1,150.00
15.00%	14.45%	21.68%	$1,216.75
30.00%	14.45%	21.68%	$1,216.75
40.00%	14.45%	21.68%	$1,216.75
This hypothetical scenario analysis does not reflect advisory fees, brokerage or other commissions, or any other expenses that an investor may incur in connection with the BUyS.  No representation is made that any trading strategy or account will, or is likely to, achieve similar returns to those shown above. Hypothetical results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from this analysis. The numbers appearing in the above table have been rounded for ease of analysis.

Selected Risk Factors

YOUR INVESTMENT IN THE BUyS MAY RESULT IN A LOSS – The BUyS do not guarantee any return of your initial investment in excess of $150 per $1,000 face amount. The return on the BUyS at maturity is linked to the weighted performance of the Basket Components and will depend on whether, and the extent to which, the Basket performance is positive or negative.

THE RETURN ON YOUR BUyS IS LIMITED BY THE BASKET RETURN CAP – The Basket Return cannot exceed the Basket Return Cap of between 13.00% and 15.90% (to be determined on the Trade Date) and your payment at maturity is limited to a maximum payment of between $1,195.00 and $1,238.50 (to be determined on the Trade Date) for each $1,000 face amount of the BUyS you hold, regardless of any increase in the Basket beyond the Basket Return Cap.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE BUyS PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the BUyS prior to maturity. You should be willing and able to hold your BUyS to maturity.

NO PERIODIC COUPON OR DIVIDEND PAYMENTS OR VOTING RIGHTS –  You will not receive periodic coupon payments on the BUyS or have voting rights or rights to receive cash dividends or other distributions with respect to the component stocks of the Basket Components.

OUR RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE LEVEL OF THE BASKET COMPONENTS OR THE MARKET VALUE OF THE BUyS – We and our affiliates and agents may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the BUyS, which could affect the level of the Basket Components or the value of the BUyS.

POTENTIAL CONFLICTS – Because we and our affiliates play a variety of roles in connection with the issuance of the BUyS, including acting as calculation agent and hedging our obligations under the BUyS, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the BUyS.

MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE BUyS – In addition to the level of the Basket Indices on any day, the value of the BUyS will be affected by a number of complex and interrelated economic and market factors that may either offset or magnify each other.

COUNTERPARTY RISK –The payment of amounts owed to you under the BUyS is subject to the Issuer’s ability to pay. Consequently, you are subject to counterparty risk and are susceptible to risks relating to the creditworthiness of Deutsche Bank AG.

NON-U.S. SECURITIES MARKETS RISKS – The stocks included in the index replicated by the iShares® MSCI EAFE® Index Fund are issued by foreign companies in foreign securities. These stocks may be more volatile than domestic stocks and may be subject to different political, market, economic, exchange rate, regulatory & other risks.

CHANGES IN THE VALUE OF THE BASKET COMPONENTS MAY OFFSET EACH OTHER – Price movements in the Basket Components may not correlate with each other. Therefore, in calculating the Basket Return, increases in the level of one or more of the Basket Components may be moderated, offset or more than offset by lesser increases or declines in the levels of the other Basket Components.

LACK OF LIQUIDITY – There may be little or no secondary market for the BUyS. The BUyS will not be listed on any securities exchange.

CURRENCY MARKETS MAY BE HIGHLY VOLATILE – The BUyS are subject to currency exchange risk through their exposure to the performance of the iShares® MSCI EAFE® Index Fund, which measures the performance of foreign stocks and are denominated in U.S. dollars. Currency markets may be highly volatile, particularly in relation to emerging or developing nations’ currencies, and, in certain market conditions, also in relation to developed nations’ currencies.

THE ANTI-DILUTION PROTECTION IS LIMITED – The calculation agent will make adjustments to the Share Adjustment Factor, which will initially be set at 1.0, for certain events affecting the shares of the iShares® MSCI EAFE® Index Fund. The calculation agent is not required, however, to make such adjustments in response to all events that could affect the shares of the iShares® MSCI EAFE® Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Buffered Underlying Securities may be materially and adversely affected. See “Description of Securities – Anti-Dilution Adjustments for Funds” in the accompanying product supplement.

THE U.S. TAX CONSEQUENCES OF AN INVESTMENT IN THE BUyS ARE UNCLEAR – Significant aspects of the U.S. federal income tax treatment of the BUyS are uncertain, and no assurance can be given that the Internal Revenue Service will accept, or a court will uphold, the tax consequences described in the accompanying term sheet.

See "Selected Risk Considerations" in the accompanying term sheet and "Risk Factors" in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 613J  and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 613J and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the BUyS at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the BUyS prior to their issuance. We will notify you in the event of any changes to the terms of the BUyS, and you will be asked to accept such changes in connection with your purchase of any BUyS. You may also choose to reject such changes, in which case we may reject your offer to purchase the BUyS.

DWS Structured Products    1.866.637.9185    www.dws-sp.com